UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-3260

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: March 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Akorn, Inc.
(Full name of registrant)

1925 W. Field Court, Suite 300
Lake Forest, Illinois 60045
(Address, including zip code, of principal executive offices)

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

Akorn, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense due to the circumstances described below.

As disclosed in Form 8-K dated April 24, 2015, on April 20, 2015, the Audit Committee of the Board of Directors (the “Audit Committee”) of the Company, upon the recommendation of the Company’s management concluded that the Company’s previously issued consolidated financial statements for the year ended December 31, 2014, and the previously issued unaudited condensed consolidated financial statements contained in the Company’s Quarterly Reports on Form 10-Q/A for the quarters ended June 30, 2014 and September 30, 2014, and the disclosures and related communications for each of these periods, should not be relied upon because of errors in the financial statements in those associated periods. Furthermore, management’s report on the effectiveness of internal control over financial reporting as of December 31, 2014 should no longer be relied upon. Additionally, the opinion of the Company’s independent registered public accounting firm, KPMG LLP, (“KPMG”) on the consolidated financial statements as of and for the year ended December 31, 2014, as well as KPMG’s opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, should no longer be relied upon.

During the review process with respect to the quarter ended March 31, 2015, the Company identified errors related to understatements of rebates and other sales allowances that have resulted in an overstatement of the Company’s net revenue for the affected periods described above. A substantial majority of these errors are related to the companies and products acquired in 2014, the formation of purchasing alliances among several of the Company’s customers and changing competitive dynamics for select acquired products during 2014.

While the exact impact to the Company’s financial statements has not been determined, based on management’s preliminary assessment, the errors related to the understatements of rebates and other sales allowances are estimated to have resulted in an overstatement to net revenue and pretax income from continuing operations of $20 million to $35 million for the year ended December 31, 2014; however, the internal assessment and independent investigation are ongoing at the time.  The allocation of the impact of the errors among the affected quarterly periods has not been determined. The estimated impact of the errors could materially change based on further review and analysis of the affected periods, including due to potential identification of other errors. Additional material weaknesses in the internal control over financial reporting may be identified in connection with the known or potential errors noted above.

The errors will be corrected in restated financial statements included in amendments to Forms 10-Q for the quarters ended June 30, 2014 and September 30, 2014 and Form 10-K for the year ended December 31, 2014. The amended forms will be filed prior to the filing of Form 10-Q for the fiscal quarter ended March 31, 2015.

While the Company is working expeditiously to complete the assessment, they do not anticipate filing their quarterly report for the fiscal quarter ended March 31, 2015 by May 15, 2015, which is the deadline for the extended filing period pursuant to Rule 12b-25.

PART IV
OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification is Timothy A. Dick, (847) 847-6100.

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report.
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above in Part III, the Company is currently conducting an assessment of the effect of the errors, which has not yet been completed. As a result of the preliminary assessment noted above, the Company currently expects the errors related to the understatements of rebates and other sales allowances to have resulted in an overstatement to net revenue and pretax income from continuing operations of $20 million to $35 million for the year ended December 31, 2014, yet the allocation of the impact of the errors among the affected quarterly periods in 2014 has not yet been determined. As noted above in Part III, the internal assessment and independent investigation are ongoing at the time. Accordingly, the estimated impact of the errors could materially change based on further review and analysis of the affected periods, including due to potential identification of other errors. Further, additional material weaknesses in the internal control over financial reporting may be identified in connection with the known or potential errors noted above.

This Form 12b-25 includes statements that may constitute "forward-looking statements", including projections of the impact and allocation amongst periods of any known or potential errors or misstatements in the financial statements, impact of material weaknesses in the internal control over financial reporting, the timing of filings of restated financials and periodic SEC filings and the outcome of, and expenses associated with, the independent investigation. Akorn cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with a discussion of future operating or financial performance. Factors that could cause or contribute to such differences include, but are not limited to: statements relating to future steps we may take, the outcome of contingencies such as legal proceedings and investigations, financial results and the timing and nature of the final resolution of the accounting issues discussed in this release. These cautionary statements should be considered in connection with any subsequent written or oral forward-looking statements that may be made by the Company or by persons acting on its behalf and in conjunction with its periodic SEC filings. You are advised, however, to consult any further disclosures we make on related subjects in our reports filed with the SEC. In particular, you should read the discussion in the section entitled "Cautionary Statement Regarding Forward-Looking Statements" in our most recent Annual Report on Form 10-K, as it may be updated in subsequent reports filed with the SEC. That discussion covers certain risks, uncertainties and possibly inaccurate assumptions that could cause our actual results to differ materially from expected and historical results. Other factors besides those listed there could also adversely affect our results.

Akorn, Inc.
(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 8, 2015	By:	/s/ Timothy A. Dick
Timothy A. Dick Chief Financial Officer